UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 3)

NuPathe Inc.

(Name of Subject Company)

NuPathe Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67059M100
(CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
 Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of NuPathe Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2014, as amended by Amendment No. 1, filed with the SEC on February 4, 2014, and Amendment No. 2, filed with the SEC on February 11, 2014 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per Share of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company’s primary product, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer is described in a Tender Offer Statement on Schedule TO-T (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below:

Item 3.           Past Contacts, Transactions, Negotiations and Agreements

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented as follows:

The first paragraph under Item 3, “Past Contacts, Transactions, Negotiations and Agreements” on page 2 is hereby amended to include the following sentence at the end of such paragraph:

“Neither Parent nor Purchaser had discussions of post-transaction employment with the Company’s executive officers.  The Company’s understanding is that Parent expects to terminate the employment of such individuals following the closing of the Merger.”

Item 4.           The Solicitation or Recommendation

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented as follows:

The last sentence of the first paragraph under the section heading “Current Strategic Process—FDA Approval of ZECUITY” on page 15 is hereby amended and restated in its entirety as follows:

“A total of 47 pharmaceutical, biotechnology and specialty pharmaceutical companies, including both public and private companies, believed to have a potential interest in a migraine product that may overlap with such companies’ own commercial infrastructure were contacted throughout the process (including Parent, Company A, Company E, Company F, Company I and Company N, which had previously expressed potential interest in ZECUITY) with the Company entering into confidential discussions with approximately half of the 47 companies including Parent. There are no standstill agreements with any party that would preclude it from making an unsolicited all cash bid to acquire the Company.”

The last sentence of the first full paragraph on page 16 is hereby amended and restated in its entirety as follows:

“Such members of the Transaction Committee were selected based on their financial and pharmaceutical industry backgrounds, experience in mergers and acquisitions and other strategic transactions and their ability to meet the time commitments of service on such committee.”

The last sentence of the third paragraph on page 26 is hereby amended and restated in its entirety as follows:

“Prior to Morgan Lewis sending such letter, Mr. Anido called Endo’s Chief Executive Officer to notify him of the substance of the letter that would be forthcoming and to note the period of time that Endo had to improve the terms of its offer pursuant to the Merger Agreement.”

The paragraph captioned “Opinion of the Company’s Financial Advisor” under the section heading “Reasons for the Recommendation” on page 28 is hereby amended and restated in its entirety as follows:

•      “Opinion of the Company’s Financial Advisor.  The Company Board considered the financial presentation of representatives of MTS to the Company Board on January 17, 2014 and its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the per share merger consideration to be paid to the holders of the Company’s common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the Merger and Offer, including the comparable companies analysis, comparable acquisitions analysis, discounted cash flow analysis and forward discounted multiple analysis conducted by MTS, as more fully described below in this Item 4 under “Opinion of the Company’s Financial Advisor” and as set forth in the full text of such opinion attached hereto as Annex A.”

The first paragraph under the section heading “Company Forecasts — Stand-Alone Case” on page 31 is hereby amended and restated in its entirety as follows:

“Company management regularly reviews and updates its business plan and financial projections in the ordinary course of business.  In addition to being utilized for day-to-day business planning purposes, such financial projections were utilized by the Company in connection with its evaluation of the Offer and the prospect of remaining a stand-alone company and launching ZECUITY independently.  For purposes of such evaluation, management assumed that ZECUITY was the only saleable product or source of revenue and, as a result, development expenses for other product candidates beyond the support of ZECUITY were excluded.  In addition to other assumptions and estimates made by the Company’s management in support of this forecast, set forth below are the key assumptions and estimates:”

The second sentence of the final paragraph on page 32 is hereby amended and restated in its entirety as follows:

“As such, Company management instructed MTS to include a downside and an upside forecast range in their discounted cash flow analysis and forward discounted multiple analysis to account for uncertainties in market dynamics and market acceptance of ZECUITY, as well as other factors that could impact forecasted units sold.”

The third and fourth sentences of the second paragraph on page 42 under the subsection heading “Opinion of the Company’s Financial Advisor — Valuation Analysis — Discounted Cash Flow Analysis” are hereby amended and restated in their entirety as follows:

“This discount rate range was based upon MTS’s analysis of select public central nervous system (“CNS”) companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, as listed below under “Comparable Companies Analysis,” which in MTS’s judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS’s experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for the Company’s net debt position of $3.3 million as of December 31, 2013 (as provided by Company management) and an implied per share price of the Company’s common stock was calculated based on the Company’s current capitalization (as provided by Company management) plus new shares assumed to be issued in future equity financings required to reach profitability (as described in “Company Forecasts—Stand-Alone Case”).”

The table on page 42 under the heading “Established Specialty Pharmaceutical Trading Comparables with up to Several Marketed Products” is hereby amended and restated in its entirety as follows:

Company	EV/Revenue (2015E)	P/E (2016E)	Gross Margin (2016E)	Operating Margin (2016E)
AMAG Pharmaceuticals, Inc.	2.4x	14.3x	73%	26%
Avanir Pharmaceuticals, Inc.	3.1x	11.6x	79%	28%
Cadence Pharmaceuticals Inc.	4.5x	14.0x	67%	32%
DepoMed Inc.	3.8x	10.5x	90%	39%

The final paragraph on page 42 under the subsection heading “Opinion of the Company’s Financial Advisor — Valuation Analysis — Forward Discounted Multiple Analysis” is hereby amended and supplemented to include the following sentences immediately following the first sentence of such paragraph:

“The two-year-forward enterprise value-to-revenue multiples for the analysis prepared by MTS for the Offer were based on market data as of January 16, 2014, while the two-year-forward enterprise value-to-revenue multiples for the analysis prepared by MTS for the Endo Offer were based on market data as of December 12, 2013.  Enterprise values of the companies in this analysis changed substantially between these two periods, and thus the multiples and other outputs of the analysis changed to reflect these new inputs.”

The third and fourth sentences of the first paragraph on page 43 are hereby amended and restated in their entirety as follows:

“This discount rate range was based upon MTS’s analysis of select public CNS companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, as listed below under “Comparable Companies Analysis,” which in MTS’s judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS’s experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for the Company’s net debt position of $3.3 million as of December 31, 2013 (as provided by Company management) and an implied per share price of the Company’s common stock was calculated based on the Company’s current capitalization (as provided by Company management) plus new shares assumed to be issued in future equity financings required to reach profitability (as described in “Company Forecasts—Stand-Alone Case”).”

The third paragraph on page 43 is hereby amended and supplemented to include the following sentences immediately following the first sentence of such paragraph:

“The three-year-forward price-to-earnings multiples for the analysis prepared by MTS for the Offer were based on market data as of January 16, 2014, while the three-year-forward price-to-earnings multiples for the analysis prepared by MTS for the Endo Offer were based on market data as of December 12, 2013.  Enterprise values of the companies in this analysis changed substantially between these two periods, and thus the multiples and other outputs of the analysis changed to reflect these new inputs.”

The second and third sentences of the fourth paragraph on page 43 are hereby amended and restated in their entirety as follows:

“This discount rate range was based upon MTS’s analysis of select public CNS companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, as listed below under “Comparable Companies Analysis,” which in MTS’s judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS’s experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for the Company’s net debt position of $3.3 million as of December 31, 2013 (as provided by Company management) and an implied per share price of Company common stock was calculated based on the Company’s current capitalization (as provided by Company management) plus new shares assumed to be issued in future equity financings required to reach profitability (as described in “Company Forecasts—Stand-Alone Case”).”

The table on page 44 under the heading “Close-To/Recently Launched CNS Companies with Specialty Pharmaceutical/Single-Product Focus” is hereby amended and restated in its entirety as follows:

Company	Market capitalization ($mm)	Enterprise Value ($mm)
Alexza Pharmaceuticals Inc.	98.2	74.0
Corcept Therapeutics Incorporated	341.3	312.8
DURECT Corporation	244.2	216.5
Omeros Corporation	413.7	425.1
Supernus Pharmaceuticals, Inc.	330.0	302.9
Vanda Pharmaceuticals, Inc.	468.6	326.5
Xenoport, Inc.	327.0	252.7
Zogenix, Inc.	670.6	618.3

The third paragraph on page 44 under the subsection heading “Opinion of the Company’s Financial Advisor — Valuation Analysis — Comparable Companies Analysis” is hereby amended and supplemented to include the following sentences immediately following the first sentence of such paragraph:

“Equity and enterprise values for the analysis prepared by MTS for the Offer were based upon market data as of January 16, 2014, while equity and enterprise values for the analysis prepared by MTS for the Endo Offer were based upon market data as of December 12, 2013. Equity and enterprise values of the companies in this analysis changed substantially between these two periods, and thus the equity and enterprise value ranges and other outputs of the analysis changed to reflect these new inputs.”

The final paragraph on page 44 under the subsection heading “Opinion of the Company’s Financial Advisor — Valuation Analysis — Comparable Acquisitions Analysis” is hereby amended and supplemented to include the following sentences immediately following the last sentence of such paragraph:

“MTS utilized a subset of these business combinations, namely those transactions in the CNS therapeutic area, to calculate an implied range of values for the per share price of the Company’s common stock.  In connection with its analysis of the Offer, MTS determined in its professional judgment that the products involved in one of the transactions utilized in the comparable acquisitions analysis prepared by MTS for the Endo Offer were too mature to be considered “near approval” to be included among the selected business combinations included in the analysis prepared by MTS for the Offer. The excluded transaction was not within the CNS therapeutic area and its exclusion had no meaningful impact on MTS’s financial analysis.”

The first paragraph (including the table) on page 45 is hereby amended and restated in its entirety as follows:

“The transactions selected by MTS were:

Date Announced	Target	Acquiror	Primary Therapeutic Area	Upfront Payment ($mm)	Total Transaction Value ($mm)
12/04/2013	Rempex Pharmaceuticals, Inc.	The Medicines Company	Other	140	334
08/30/2013	Acton Pharmaceuticals, Inc.	Meda AB	Other	125	135
07/30/2013	Trius Therapeutics, Inc.	Cubist Pharmaceuticals Inc.	Other	652	817
07/30/2013	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals Inc.	Other	535	801
01/22/2013	MAP Pharmaceuticals, Inc.	Allergan Inc.	CNS	845	845
12/11/2012	Somaxon Pharmaceuticals, Inc.	Pernix Therapeutics Holdings, Inc.	CNS	25	25
10/22/2012	NextWave Pharmaceuticals, Inc.	Pfizer Inc.	CNS	278	703
09/24/2012	CNS Therapeutics, Inc.	Mallinckrodt, LLC	CNS	100	100
07/18/2011	Victory Pharma, Inc.	Shionogi Inc.	CNS	118	127
11/30/2010	Eurand N.V.	Axcan Holdings, Inc.	Other	517	517
08/30/2010	Alaven Pharmaceutical LLC	Meda AB	Other	350	350
08/09/2010	Penwest Pharmaceuticals Co.	Endo Health Solutions Inc.	CNS	155	155
04/12/2010	Javelin Pharmaceuticals, Inc.	Hospira Inc.	CNS	147	147
07/14/2009	Noven Pharmaceuticals, Inc.	Hisamitsu Pharmaceutical Co. Inc.	CNS	353	353
12/10/2008	Dow Pharmaceutical Sciences, Inc.	Valeant Pharmaceuticals International, Inc.	Other	308	308
09/16/2008	CORIA Laboratories, Ltd.	Valeant Pharmaceuticals International, Inc.	Other	96	96
02/27/2008	CollaGenex Pharmaceuticals, Inc.	Galderma Laboratories, L.P.	Other	321	321

”

The third sentence of the second paragraph on page 45 is hereby amended and restated in its entirety as follows:

“Based on the subset of selected transactions in the CNS therapeutic area and excluding the largest (MAP Pharmaceuticals, Inc./Allergan Inc.) and smallest (Somaxon Pharmaceuticals, Inc./Pernix Therapeutics Holdings, Inc.) of such transactions, and applying its professional judgment, MTS determined that a comparable upfront range represented $100 million to $250 million of transaction values, and a total transaction value range represented $100 million to $350 million.”

The final three sentences of the second full paragraph on page 46 are hereby amended and restated in their entirety as follows:

“As a result, MTS will receive fees of approximately $2.0 million upon completion of the Merger, plus an additional $1.2 million in the event Net Sales during any four calendar quarters are at least $100 million, on or prior to the Termination Date, plus an additional $0.6 million in the event Net Sales during any four calendar quarters are at least $300 million, on or prior to the Termination Date.  In addition, the Company also agreed to reimburse MTS for its reasonable out-of-pocket expenses, including attorney’s fees and expenses, and to indemnify MTS and its related parties against various liabilities in connection with MTS’s engagement. In addition, in the two years prior to the date of the Merger Agreement, MTS has provided certain investment banking and financial advisory services to the Company, certain affiliates of the Company or other companies in which certain affiliates of the Company were or became investors, including acting as placement agent to the Company in connection with its 2012 PIPE financing. In connection with such services, MTS received aggregate fees of approximately $520,000.  In the two years prior to the date of the Merger Agreement, MTS has not received any compensation from Parent or any of its affiliates.  MTS may also provide investment banking or financial advisory services to the Company, Parent, any of their respective affiliates or any other companies in which certain affiliates of the Company were or became investors in the future and would expect to receive customary fees for the rendering of these services.”

The paragraph on pages 46-47 under the section heading “Intent to Tender” is hereby amended and supplemented to include the following sentence immediately following the last sentence of such paragraph:

“Based on communications between the Company and Quaker Bioventures II, L.P., BioAdvance Ventures, L.P. and Safeguard Delaware, Inc. subsequent to the original filing of the Schedule 14D-9, the Company was informed that such entities intend to tender their shares pursuant to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUPATHE INC.

Date: February 13, 2014	By:	/s/ ARMANDO ANIDO
		Name:	Armando Anido
		Title:	Chief Executive Officer